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GLEASON                           JOHN J. PERROTTI
                                  Vice President - Finance & Treasurer
                                  (716) 461-8105

                                  Gleason Corporation
                                  1000 University Avenue
                                  P.O. Box 22970
                                  Rochester, New York USA 14692-2970

                                  FOR IMMEDIATE RELEASE


                 GLEASON CORPORATION REPORTS FOURTH QUARTER
                           AND FULL YEAR RESULTS


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(Dollars in millions,                                 Summary Results
except per share amounts)
                                Fourth Quarter                        Year
                                   Ended                             Ended
                                 December 31,                      December 31,
                                 ------------                      ------------
                                                       %                              %
                                1999        1998     Change       1999       1998   Change
                                ----        ----     ------       ----       ----   ------
Sales                        $  99.1      $  108.9    (9%)      $ 345.7   $ 409.3   (16%)
Net Income                   $   4.2      $    8.4    (49%)     $  13.2   $  26.1   (49%)
Earnings per share:
    Basic                    $   0.4      $    0.84   (48%)     $   1.37  $   2.52  (46%)
    Diluted                  $   0.4      $    0.81   (47%)     $   1.33  $   2.43  (45%)

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         ROCHESTER, NEW YORK, February 9, 2000. Gleason Corporation
(NYSE-GLE) today reported that net income for the fourth quarter ended December 31, 1999, was $4.2 million, or $.43 per diluted share, compared to $8.4 million, or $.81 per diluted share, for the 1998 fourth quarter.

         For the 1999 full year, net income was $13.2 million, or $1.33 per diluted share, which included special items which, in the aggregate, amounted to a net after-tax charge of $1.3 million, or $.13 per diluted share. The special items in the 1999 full-year results included restructuring costs totaling $1.8 million after-tax, or $.18 per share, and an after-tax gain on the sale of real estate of $.5 million, or $.05 per share. Net income for the 1998 full year was $26.1 million, or $2.43 per diluted share, which included a non-cash, after-tax charge of $1.2 million, or $.11 per diluted share, related to the settlement of a pension plan.

         Sales for the 1999 fourth quarter and full year decreased 9% and 16%, respectively, versus the comparable prior year periods. Sales for the 1999 fourth quarter and full year decreased primarily due to lower shipments of gear production machines to the North and South American markets.

         Net orders for the 1999 fourth quarter were $106.9 million compared to $94.4 million in the 1998 fourth quarter. For the 1999 full year, net order levels were $369.2 million compared to $364.1 million in 1998. Order levels for the fourth quarter improved compared to the prior year quarter due to increased demand for bevel gear equipment from U.S. vehicle producers. Backlog increased to $163.3 million at December 31, 1999 , including backlog of $7.4 million acquired with the purchase of OGA Corporation in the 1999 first quarter, compared to $132.5 million at December 31, 1998.

         James S. Gleason, Chairman and Chief Executive Officer, said, "Our order levels over the past two years have been hurt by lower capital spending by vehicle producers for factory equipment and slumping economic conditions in major geographic regions including Asia and South America. The increase in orders experienced in the fourth quarter was bolstered by higher demand for many of the Company's new product offerings introduced over the past year.

         "In addition to the lower sales created by sluggish demand in many of our markets, our operating performance was negatively impacted by certain spending initiatives and increased competitive pressures. In 1999, the Company embarked on a global implementation of a new enterprise resource planning (ERP) information system and incurred legal costs related to its patent infringement suit. The Company's margins were also reduced by the unfavorable coverage of fixed operating costs given the lower production volumes and increased price competition for many of the Company's products exacerbated by the stronger U.S. dollar versus the major European currencies."

         Commenting on the outlook for 2000, Mr. Gleason said, "Our net income for the first quarter will be significantly lower than in the 1999 first quarter. We currently estimate that first quarter sales will be in a range of $75 million to $80 million compared to $85.7 in the 1999 first quarter. We expect diluted earnings per share will be in a range of $.05 to $.10 per share (excluding any one time charges related to the pending merger transaction) compared to $.41 per share (excluding a $.05 non-recurring gain) in the 1999 quarter.

         "First quarter sales will be lower because of certain machine shipments that were scheduled for delivery in the first quarter being delayed until the second quarter due to various commercial or technical issues. Operating margins in the first quarter will be lower compared to last year's quarter due to start-up costs on new machines being introduced to the market, a less favorable product mix and higher costs associated with the Company's on-going implementation of its new ERP information systems."

         "Notwithstanding the Company's weak first quarter, management believes that, based upon the Company's current backlog and expected improvement in market demand for its products, operating results for the year should meet the earnings projections included in the public filings previously made in connection with the Company's pending merger transaction (net income of approximately $15.7 million, or $1.59 per diluted share)," Mr. Gleason said.

         As previously reported, the Company has a pending merger transaction, unanimously approved by the Company's Board of Directors, for the leveraged recapitalization of the Company for $23.00 per share in cash. The agreement is subject to the satisfaction of a condition that a minimum number of shares be tendered under an amended tender offer that expires on February 17, 2000. Approximately 64.4% of the public shares available were validly tendered and not withdrawn at the expiration of the initial tender period, as previously reported. The number of such shares tendered was in excess of the revised minimum condition as set forth in the amended Agreement and Plan of Merger with Torque Acquisition Co., L.L.C.

         Gleason Corporation's principal business activity is the development, manufacture and sale of gear production machinery and related equipment. The gears produced by the Company's machines are used in drive trains of automobiles, sport utility vehicles, trucks, buses, aircraft and marine vessels and in industrial, agricultural and construction machinery. The Company has manufacturing operations in Rochester, New York; Rockford, Illinois; Plymouth, England; Munich and Ludwigsburg, Germany; Bangalore, India; and Biel, Switzerland, and has sales and service offices throughout the United States and Europe and in the Asia-Pacific region.


               MORE INFORMATION ABOUT GLEASON CORPORATION IS
                     AVAILABLE ON THE WORLD WIDE WEB AT
                          HTTP://WWW.GLEASON.COM.

This press release includes forward-looking statements related to sales and earnings for the 2000 first quarter and 2000 full year. Forward-looking statements are subject to a number of factors that could cause actual results to differ materially from those expected. Factors which may affect estimated sales and earnings include, but are not limited to, economic conditions in the markets the Company serves, currency fluctuations, the success of new product introductions, competitors' actions and the Company's ability to complete the manufacture of products scheduled to ship, obtain customer cooperation to provide necessary commercial and production information to satisfy contractual requirements for shipment, manage costs and expenses in line with budgets and properly estimate revenues and costs for future periods.

                                 # # # # #

                              (Tables follow)

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Comparative results are as follows:
(Dollar amounts in thousands, except per share amounts)


                                                      Fourth Quarter
                                                          Ended                              Year Ended
                                                       December 31,                          December 31
                                              ----------------------------------   ---------------------------------
                                                  1999                1998              1999             1998
                                              --------------    ----------------   -------------    ----------------

Sales                                         $      99,113      $    108,879      $    345,724      $   409,326
Cost of Sales                                        68,623            72,838           237,532          280,109
                                              -------------      ------------      ------------      -----------
Gross margin                                         30,490            36,041           108,192          129,217

Selling, general & administrative expenses           20,684            19,443            74,867           72,761
Research & development expenses                       2,213             2,783             8,806           10,558
Other expense (income)--net                              90               (40)           (1,197)            (384)
                                              -------------      ------------      ------------      -----------

Operating income                                      7,503            13,855            25,716           46,282
Interest expense--net                                   317               200               979              979
Restructuring costs                                     --                 --             1,200               --
Other cost-reduction activities*                        --                 --               900               --
Loss on settlement of pension plan                      --                 --                --            2,031
                                              -------------      ------------      ------------      -----------

Income before taxes                                   7,186            13,655            22,637           43,272
Tax provision                                         2,947             5,288             9,412           17,155
                                              -------------      ------------      ------------      -----------
Net income                                    $       4,239      $      8,367      $     13,225      $    26,117
                                              =============      ============      ============      ===========

Earnings per common share:
Basic                                         $           0.44   $          0.84   $          1.37   $         2.52
Diluted                                       $           0.43   $          0.81   $          1.33   $         2.43

Weighted average number of
common shares outstanding:
Basic                                             9,587,424         9,992,549         9,662,090       10,358,854
Diluted                                           9,875,982        10,290,580         9,923,980       10,737,697

Cash dividends declared                       $           0.0625 $          0.0625 $          0.25   $         0.25
                                              ================== ================= ===============   ==============

* Classified in selling, general and administrative expenses in the Company's previous Form 10-Q filings.

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Condensed Balance Sheet                        December 31,     December 31,
(Dollar amounts in thousands)                      1999           1998
                                              ---------------  ------------

Cash and equivalents                          $     8,690      $    13,229
Trade accounts receivable                          82,947           89,095
Inventories                                        59,021           58,614
Other current assets                               19,926           16,094
                                              -----------      -----------

Total current assets                              170,584          177,032

Total assets                                  $   327,551      $   340,496
                                              -----------      -----------

Total current liabilities                     $   105,320      $   104,557

Long-term debt                                     21,051           28,906

Other liabilities                                  68,701           79,035
                                              -----------      -----------

Total liabilities                                 195,072          212,498

Total stockholders' equity                        132,479          127,971
                                              -----------      -----------

Total liabilities and stockholders' equity    $   327,551      $   340,469
                                              ===========      ===========

(Dollar amounts in thousands)                       Fourth Quarter Ended                    Year Ended
                                                          December 31                      December 31,
                                                  1999             1998              1999           1998
                                              -------------    -------------    -------------   --------------
Supplemental Information:                     $     9,394      $     7,919      $    25,096      $   25,754
Capital Expenditures                                5,230            4,944           22,434          20,948
Depreciation/Amortization
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